Michael H. Bison 617.570.1933 mbison@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

May 16, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             argenx SE

Amendment No. 2 to
Registration Statement on Form F-1
Filed May 8, 2017
File No. 333-217417

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx SE (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed on May 8, 2017 ( “Amendment No. 2”), as set forth in your letter dated May 12, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Company’s Registration Statement on Form F-1 ( “Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Registration Statement Cover Page

1.              Please confirm whether your U.S. IPO price will be substantially the same as the home market trading price. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price.  If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities.  If you intend to price the securities based on the home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.  See Item 501(b)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the cover page to disclose that the Company expects the initial public offering price to be not more than 10% below the closing price of its ordinary shares on  its home market on the day the Company prices the offering.

Dutch Tax Consequences Prior To Our Redomiciliation, page 266

Dutch Tax Consequences Upon Completion of Our Redomiciliation, page 273

We note your response to our prior comment 1, however, you have not revised these sections to provide a firm opinion for each material tax consequence.  As the tax disclosure in these sections serves as the tax opinion, please further revise to clearly identify and articulate the opinions being rendered by counsel and express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given. Please remove portions of the current disclosure stating that “generally” a certain tax consequence will apply, as this does not express a firm opinion.  Further, please remove the term “certain” in the heading “Certain Material United States, Dutch and Belgian Tax Consideration,” and throughout the disclosure in this section to clarify that this section addresses all material tax consequences. For guidance consider Section III of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company has removed the tax opinion from the registration statement and revised the disclosures on pages 267 and 273.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:          Tim Van Hauwermeiren, Chief Executive Officer, argenx SE

Eric Castaldi, Chief Financial Officer, argenx SE

Edwin M. O’Connor, Goodwin Procter LLP